   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 16, 1996

                                                       REGISTRATION NO. 333-3372
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                               DIME BANCORP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

                DELAWARE                               11-3197414
    (STATE OR OTHER JURISDICTION OF                 (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)              IDENTIFICATION NUMBER)

                                589 FIFTH AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 326-6170
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                              GENE C. BROOKS, ESQ.
                   EXECUTIVE VICE PRESIDENT & GENERAL COUNSEL
                               DIME BANCORP, INC.
                                589 FIFTH AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 326-6144
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
        MITCHELL S. EITEL, ESQ.                  MICHAEL L. RYAN, ESQ.
          SULLIVAN & CROMWELL              CLEARY, GOTTLIEB, STEEN & HAMILTON
            125 BROAD STREET                       ONE LIBERTY PLAZA
        NEW YORK, NEW YORK 10004                NEW YORK, NEW YORK 10006

        MITCHELL KLEINMAN, ESQ.                    DAVID GEARIN, ESQ.
              BROWN & WOOD               FEDERAL DEPOSIT INSURANCE CORPORATION
         ONE WORLD TRADE CENTER                  550 17TH STREET, N.W.
        NEW YORK, NEW YORK 10048                 WASHINGTON, D.C. 20429

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

      SUBJECT TO COMPLETION PRELIMINARY PROSPECTUS DATED MAY 16, 1996

PROSPECTUS
                                8,407,500 SHARES

                               DIME BANCORP, INC.
                                  COMMON STOCK

                                  -----------

  The shares of common stock, par value $0.01 per share ("Common Stock"), of Dime Bancorp, Inc., a Delaware corporation (the "Company"), offered by this Prospectus are being offered for the account of the Federal Deposit Insurance Corporation (the "FDIC") as the manager of the FSLIC Resolution Fund (the "FRF"; the FDIC in its capacity as manager of the FRF is referred to herein as the "Selling Stockholder"). The Common Stock is listed on the New York Stock Exchange, Inc. under the symbol "DME." On May 15, 1996, the last sale price for the Common Stock as reported on the New York Stock Exchange Composite Tape was $11.875 per share.

  The shares of Common Stock offered hereby have been approved for listing on the New York Stock Exchange, Inc., subject to official notice of issuance.

  PROSPECTIVE INVESTORS SHOULD CAREFULLY READ THIS PROSPECTUS, INCLUDING THE MATERIAL INCORPORATED BY REFERENCE HEREIN AND THE MATERIAL UNDER THE HEADING "INVESTMENT CONSIDERATIONS" BEGINNING ON PAGE 11 OF THIS PROSPECTUS.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE COMMISSION, THE FDIC, THE  OFFICE OF THRIFT SUPERVISION OR ANY STATE
  SECURITIES COMMISSION, NOR HAS  THE SECURITIES AND EXCHANGE COMMISSION, THE
   FDIC, THE  OFFICE OF THRIFT  SUPERVISION OR ANY STATE  SECURITIES COMMIS-
    SION PASSED UPON THE ACCURACY  OR ADEQUACY OF THIS PROSPECTUS. ANY REP-
     RESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 THE SHARES OF COMMON STOCK OFFERED  HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS
  OR OTHER OBLIGATIONS OF A BANK  OR SAVINGS ASSOCIATION, AND ARE NOT INSURED
   BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                    PROCEEDS TO    PROCEEDS TO
                            PRICE TO UNDERWRITING   THE SELLING        THE
                             PUBLIC  DISCOUNT (1) STOCKHOLDER (2) COMPANY (2)(3)
- --------------------------------------------------------------------------------
Per Share.................    $          $             $            $     0.01
- --------------------------------------------------------------------------------
Total.....................    $          $             $            $84,075.00

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) Each of the Company and the Selling Stockholder has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Underwriters may be required to make in respect thereof.
(2) Prior to completion of the sale of the Common Stock in the offering to which this Prospectus relates, the Selling Stockholder will have acquired such shares of Common Stock from the Company at a price of $0.01 per share, pursuant to the terms of a Warrant held by the Selling Stockholder. See "Selling Stockholder."
(3) Before deducting expenses payable by the Company estimated to be $361,000 (including reimbursement of certain expenses of the Selling Stockholder).
    In addition, the Company has agreed to reimburse the Selling Stockholder for one-half of the underwriters' discount in connection with this offering, subject to a maximum. See "Selling Stockholder."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about May , 1996.

                                  -----------

                              MERRILL LYNCH & CO.

                                  -----------

                  The date of this Prospectus is       , 1996.

                                     (ART)


  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices in New York (Seven World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661), and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is listed on the New York Stock Exchange, Inc. (the "NYSE"). Copies of reports, proxy statements and other information should be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  The Company became the holding company of The Dime Savings Bank of New York, FSB (the "Bank"; and, together with the Company, "Dime") pursuant to a reorganization effected on May 25, 1994; until that time, such reports, proxy statements and other information were filed with the Office of Thrift Supervision (the "OTS"). Reports, proxy statements and other information filed prior to May 25, 1994 should be available for inspection and copying at the public reference facilities maintained by the OTS at the Office of Public Information, Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and also can be obtained by written request from such office at prescribed rates.

  This Prospectus does not contain all of the information set forth in the Registration Statement on Form S-3 of which this Prospectus is a part (together with all amendments and exhibits thereto, the "Registration Statement") and which the Company has filed with the Commission under the Securities Act of 1933 (the "Securities Act"), certain portions of which have been omitted pursuant to the rules and regulations of the Commission, and to which reference is hereby made for further information.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission (File No. 1-13094) under Section 13(a) or 15(d) of the Exchange Act are hereby incorporated by reference:

    (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended by Amendment No. 1 thereto on Form 10-K/A filed on May 15, 1996 (the "Form 10-K") (provided, however, that the information referred to in Item 402(a)(8) of Regulation S-K of the Commission shall not be deemed incorporated by reference herein);

    (b) The Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996;

    (c) The Company's Current Report on Form 8-K, filed April 26, 1996;

    (d) The description of the Common Stock set forth in the Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act and any amendment to that description so filed with the Commission; and

    (e) The description of the rights to purchase Participating Preferred Stock issued pursuant to the Rights Agreement (as herein defined) set forth in the Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act and any amendment to that description so filed with the Commission.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus, and to be a part hereof, from the dates of filing of such documents. Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, including any beneficial owner, upon the written or oral request of any such person, a copy of any and all of the foregoing documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written requests should be directed to Dime Bancorp, Inc., 589 Fifth Avenue, New York, New York 10017, Attention: Investor Relations Department. Telephone requests should be directed to (212) 326-6170.

                                    SUMMARY

  This summary is qualified in its entirety by the detailed information, definitions and financial statements appearing elsewhere herein or incorporated herein by reference. Unless the context otherwise requires, references herein to the Company include the Company and its consolidated subsidiaries; references herein to the Bank include the Bank and its consolidated subsidiaries.

THE COMPANY AND THE BANK

 General

  The Company is a Delaware corporation and the holding company for the Bank. The Company is registered with the OTS, and is subject to regulation and examination, as a savings and loan holding company.

  Headquartered in New York City, Dime currently operates 85 branch offices in the New York City metropolitan area and northern New Jersey and one in Florida. At March 31, 1996, the Company had total assets of $19.4 billion, total deposits of $12.7 billion and total stockholders' equity of $986.1 million. The Bank provides services to approximately 725,000 households, including approximately 435,000 (or one out of ten) households in its nine-county New York City metropolitan market area, based upon data from PSI Inc. for January 1996. The Bank was organized in 1859 and then converted from a state charter to a federal charter in 1983 and to stock ownership in 1986.

  At March 31, 1996, approximately 60% of the Bank's deposits were subject to assessments payable to the Bank Insurance Fund (the "BIF") of the FDIC, and approximately 40% of the Bank's deposits were subject to assessments payable to the Savings Association Insurance Fund (the "SAIF") of the FDIC.

 Merger-of-Equals with Anchor

  On January 13, 1995, the Company consummated a merger of equals (the "Merger") with Anchor Bancorp, Inc. ("Anchor Bancorp"), which was the parent company of Anchor Savings Bank FSB ("Anchor Savings" and, together with Anchor Bancorp, "Anchor"). Based on total assets as of December 31, 1995, the Merger created the largest savings association headquartered on the East Coast and the fifth largest publicly traded thrift institution in the United States. On August 12, 1994, Anchor had acquired The Lincoln Savings Bank, FSB ("Lincoln") and immediately thereafter had merged Lincoln with and into Anchor Savings (the "Lincoln Acquisition").

  In 1995, Dime substantially completed the integration of operations following the Merger and the Lincoln Acquisition and achieved a substantial portion of the aggregate reduction in annual general and administrative ("G&A") expense of approximately $68 million that had been anticipated as a result of the Merger and the Lincoln Acquisition. These cost savings were attributed to the consolidation of overlapping branch offices, the integration of data processing and loan servicing operations and the elimination of redundant corporate overhead and staff positions. At June 30, 1994, Dime, Anchor and Lincoln on a pro forma combined basis had 3,475 full-time equivalent ("fte") employees and 99 branches, compared to a combined 2,697 fte employees and 86 branches at December 31, 1995, excluding additions to staff as a result of certain acquisitions consummated in the fourth quarter of 1995. Prior to, and for a period of time following, the Merger and the Lincoln Acquisition, the operations then attributable to each of Dime, Anchor and Lincoln relied upon distinct data processing systems, including systems covering retail banking, accounting, loan origination and servicing, among other functions. By the first quarter of 1996, these systems were integrated, and generally have enhanced capabilities.

 Consumer Banking

  The Bank is one of the largest consumer banking organizations headquartered in New York City. Currently, the Bank operates 37 branches in New York City, 23 branches in Long Island, 7 branches in Westchester and Rockland counties in New York, 18 branches in New Jersey and one branch in Florida. Based on data from SNL

Securities, at June 30, 1995 after giving effect to completed and pending acquisitions at the date hereof, the Company had the second largest market share (approximately 16.2%) of deposits in Brooklyn and the fourth largest market share of deposits (approximately 8.5%) in Nassau County and ranked among the top ten in terms of deposit market share in five other metropolitan New York area counties. The Bank seeks to maintain the high-quality, personalized services traditionally offered by smaller banking organizations, while offering a variety of consumer financial products and services comparable to those offered by large commercial banks. Through this strategy, the Bank seeks to distinguish itself from both its larger competitors, based upon its position as a community-oriented institution emphasizing personalized service, and its smaller competitors, based upon the greater breadth of its product and service lines.

  The Bank delivers its banking services through a variety of delivery channels. As of December 31, 1995, the Bank's 85 branches in the greater New York metropolitan area had average deposits per branch of over $140 million, substantially in excess of the $83 million average for commercial banks and thrift institutions in the counties in which the Bank's branches are located (based on information from SNL Securities at June 30, 1995). In addition to receiving banking services through its branches, the Bank's customers may conduct their banking activities through the Bank's 24-hour telephone banking system, through over 100 proprietary automated teller machines ("ATMs") or through over 200,000 ATMs worldwide belonging to the six ATM networks in which the Bank participates.

  In addition to its traditional deposit and loan products, Dime offers a variety of securities brokerage and insurance services. Dime Securities of New York, Inc., a securities brokerage subsidiary of the Bank, generates fee income through the sale of stocks, bonds, mutual funds and annuities. Dime also offers savings bank life insurance ("SBLI") through its customer service representatives and its direct mail marketing programs. At December 31, 1995, Dime serviced approximately 75,000 policies with over $3 billion of insurance in force. Dime also offers a variety of products that supplement its SBLI program, including credit insurance, term- and whole-life insurance and single-premium life insurance.

 Mortgage Banking

  Dime's mortgage banking business consists principally of originating and acquiring loans secured by residential properties (one-to-four family properties and cooperative apartments), both for sale in the secondary market and for Dime's own portfolio, and servicing residential property loans both for itself and for others. In recent years, Dime has focused on increasing its residential loan origination capabilities in its core lending area of New York, New Jersey and Connecticut, while also pursuing a strategy of controlled growth in markets that the Company finds attractive outside that core lending area. In the fourth quarter of 1995, Dime acquired certain assets related to the residential property loan origination businesses of National Mortgage Investments Co., Inc., a Georgia-based mortgage banking company ("National Mortgage"), and James Madison Mortgage Company, a Virginia-based lender ("Madison Mortgage"), each of which was an established lender in its respective market. At the time of the acquisition of National Mortgage, it operated 24 retail offices in Georgia, Virginia, South Carolina and Maryland; and Madison Mortgage at the time of its acquisition operated through seven offices in Virginia, Maryland and South Carolina. These acquisitions are expected to provide Dime with both greater geographic diversification and enhanced Federal Housing Administration ("FHA") insured and Veterans Administration ("VA") guaranteed lending capability. For the year ended December 31, 1995, the Company believes that National Mortgage and Madison Mortgage were among the leading residential mortgage originators in the Atlanta and Washington, D.C. metropolitan areas, respectively.

  As a result of these acquisitions and other efforts, Dime's residential mortgage production (which includes both originations and purchases) increased steadily, from $180.1 million in the first quarter of 1995 to $747.9 million in the fourth quarter of 1995 to $904.9 million in the first quarter of 1996.

  Dime's portfolio of loans serviced for others was approximately $9.4 billion at March 31, 1996.

 Commercial Real Estate Lending

  Dime originates loans secured by multifamily and commercial properties located primarily within the greater New York metropolitan area. Dime originated $232.6 million and $31.0 million of such loans for the year ended December 31, 1995 and the quarter ended March 31, 1996, respectively, and had a total of $1.9 billion of such loans outstanding at March 31, 1996.

 Consumer Lending and Small-Business Banking

  Dime's recent retail banking strategy has been to refocus its consumer lending capabilities through its branch system, including training of branch employees regarding both product knowledge and sales techniques and upgrading its marketing efforts. These marketing efforts include the development of telemarketing capabilities that are intended to identify prospective customers, facilitate timely responses to customer inquiries and promote effective loan processing. In 1994, Dime began its small-business banking program, through which it intends to expand its deposit-taking and lending programs for entities with annual revenues of less than $10 million, although no assurance can be made that such efforts will be successful. At March 31, 1996, the Company had consumer and business loans of $727.9 million and $32.9 million, respectively.

 1995 Balance Sheet Restructuring Plan and Stock Buy-Back Program

  Dime's current operating strategies focus on improving net interest income by reducing its reliance on mortgage-backed securities ("MBS"), which, in general, provide lower yields than Dime's loans, and by reducing its reliance on borrowings, which generally are more volatile than Dime's retail funding sources. In connection with a decision by the Financial Accounting Standards Board in October 1995 to allow entities a one-time opportunity to reassess their security classifications made pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in the fourth quarter of 1995, the Company transferred securities with an amortized cost of $3.6 billion (including $3.5 billion of MBS), from its held-to-maturity portfolio to its available-for-sale portfolio; of such transferred MBS, $1.1 billion were designated for sale at December 31, 1995. These MBS were sold in the first quarter of 1996, and the proceeds were used to reduce its outstanding borrowings and, accordingly, the size of the Company's consolidated balance sheet (the "1995 Balance Sheet Restructuring Plan"). The Company's management believes that the 1995 Balance Sheet Restructuring Plan, in addition to reducing Dime's reliance on MBS and borrowings, should: (a) enable Dime to improve its net interest margin by eliminating from the MBS portfolio certain lower yielding securities; (b) provide Dime with greater flexibility in adjusting to varying interest rate environments (see "Certain Investment Considerations--Interest Rate Risks"); and (c) provide Dime with the opportunity to further reduce its asset size, should that be deemed appropriate. No assurances can be given, however, that the Company will be successful in such efforts. As a result of the decision to sell these securities, the Company recognized a pre-tax loss of $23.6 million in December 1995, reflecting the write-down of those securities with unrealized losses to estimated fair value.

  In January 1996, the Company announced its intention to repurchase, in connection with the Company's stock-based employee benefit plans, approximately 2% of the outstanding Common Stock, or approximately 2,000,000 shares, at prevailing prices in the open market or in privately-negotiated transactions. No time limit has been established to complete the repurchase program, and there can be no assurances that such repurchases will be completed or as to the prices at which any shares may be repurchased. During the first quarter of 1996, the Company repurchased 1,000,000 of such shares.

 Claim Regarding Supervisory Goodwill

  As is the case with a number of thrift institutions, Dime, as successor to Anchor Savings, has filed a claim against the United States for the loss of its ability to include supervisory goodwill in the calculation of regulatory capital that resulted from the passage of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"). The direct effect of the passage of FIRREA was to cause Anchor Savings to go from an institution that substantially exceeded its regulatory capital requirements to one that was critically undercapitalized upon the effectiveness of FIRREA-mandated requirements. The elimination of the supervisory goodwill resulted in severe limitations on Anchor Savings' activities and required the disposition of valuable assets under liquidation-like circumstances. No assurances can be given as to the results of this claim or the timing of any proceeding in relation thereto. For a discussion of the factual background of this claim, see "Investment Considerations--Legal Proceedings--Claim Related to Supervisory Goodwill."

THE OFFERING

  The 8,407,500 shares of Common Stock offered by this Prospectus are being offered for the account of the Selling Stockholder.

  Prior to the completion of the sale of the Common Stock in this offering, the Selling Stockholder will have acquired such shares of Common Stock from the Company at a price of $0.01 per share, pursuant to the terms of a Warrant, dated July 9, 1993 (the "Warrant"), issued by the Company (as successor to Anchor Bancorp) to the Selling Stockholder. See "Selling Stockholder."

RECENT DEVELOPMENTS--FIRST QUARTER RESULTS

  The Company reported net income of $27.1 million, or $0.25 per common share, for the three months ended March 31, 1996, compared with $22.4 million, or $0.20 per common share, for the three months ended March 31, 1995. (Per share calculations were based upon the fully diluted average number of shares outstanding during the period.) The quarter ended March 31, 1995 included net pre-tax gains on sales activities, primarily related to sales of branches and facilities, of $9.7 million. The return on average total assets was 0.54% and the return on average equity was 10.93% for the three months ended March 31, 1996, as compared with a return on average total assets of 0.44% and a return on average equity of 9.86% for the three months ended March 31, 1995.

  The Company's net interest income increased to $114.3 million for the three months ended March 31, 1996 from $107.4 million for the three months ended March 31, 1995. The net interest margin increased to 2.35% for the three months ended March 31, 1996 from 2.16% for the three months ended March 31, 1995. These increases were primarily attributable to the 1995 Balance Sheet Restructuring Plan (see "--The Company and the Bank--1995 Balance Sheet Restructuring and Stock Buy-Back Program") and the upward repricing of adjustable-rate loans and securities. The provision for loan losses was $10.5 million for the three months ended March 31, 1996, compared with $10.0 million for the three months ended March 31, 1995.

  Non-interest income, excluding net gains on sale activities, for the three months ended March 31, 1996 was $20.9 million, up from $19.9 million for the three months ended March 31, 1995. The increase was the result of growth in banking service fees and the sale of securities and insurance products.

  G&A expense for the three months ended March 31, 1996 was $70.2 million, or 1.39% of average assets, compared with $78.9 million, or 1.55% of average assets, for the three months ended March 31, 1995. The Company's efficiency ratio (generally defined as G&A expense, other than amortization of goodwill, divided by the sum of net interest income and recurring non-interest income) decreased to 51.0% for the three months ended March 31, 1996 from 61.9% for the three months ended March 31, 1995. This improvement in operating efficiency was largely attributable to an increase in net interest income and to cost savings related to the Merger.

  As a result of the 1995 Balance Sheet Restructuring Plan, at March 31, 1996, the Company's total assets were $19.4 billion, compared with $20.3 billion at December 31, 1995. Total deposits increased to $12.7 billion at March 31, 1996 from $12.6 billion at December 31, 1995. Non-performing assets were reduced to $313.4 million at March 31, 1996 from $315.8 million at December 31, 1995.

  The Bank's regulatory leverage capital was 5.60% of adjusted assets at March 31, 1996, compared with 5.16% at December 31, 1995. Risk-based regulatory capital was 12.55% of risk-weighted assets at March 31, 1996, compared with 12.01% at December 31, 1995. As a result, at March 31, 1996, the Bank continued to satisfy the published standards for a "well capitalized" institution under OTS regulations. See "Description of Capital Stock--Certain Regulatory Restrictions on Capital Distributions."

                      DIME BANCORP, INC. AND SUBSIDIARIES
                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth, in summary form, certain financial data for each of the years in the five-year period ended December 31, 1995 and for each of the three-month periods ended March 31, 1996 and 1995. These selected consolidated financial data are qualified in their entirety by the detailed information and the consolidated financial statements of the Company and notes thereto included in documents incorporated by reference in this Prospectus and should be read in conjunction therewith. See "Incorporation of Certain Documents By Reference." The consolidated financial statements for each of the years in the five-year period ended December 31, 1995 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and the related auditor's report for the three-year period ended December 31, 1995 refers to changes in accounting principles for post-retirement benefits other than pensions, certain investments in debt and equity securities and goodwill. The selected consolidated financial data at or for the three-month periods ended March 31, 1996 and 1995 are derived from unaudited financial statements that, in the opinion of Dime's management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the consolidated financial position and results of operations for such periods. Results for the three-month period ended March 31, 1996 are not necessarily indicative of the results expected for the full year ending December 31, 1996. For purposes of this presentation, the results provided for each of the years ended December 31, 1993, 1992 and 1991 include Anchor's results at or for its fiscal year ended June 30th of the subsequent calendar year.

                            AT OR FOR THE
                            THREE MONTHS
                           ENDED MARCH 31,         AT OR FOR THE YEAR ENDED DECEMBER 31,
                          ----------------- --------------------------------------------------------
                            1996     1995      1995        1994       1993       1992        1991
                          -------- -------- ----------  ----------  --------  ----------  ----------
                             (UNAUDITED)
                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS
 DATA:
Interest income.........  $343,528 $332,549 $1,357,131  $1,136,862  $980,111  $1,243,664  $1,535,669
Interest expense........   229,193  225,158    947,505     707,785   589,939     753,288   1,101,592
                          -------- -------- ----------  ----------  --------  ----------  ----------
Net interest income.....   114,335  107,391    409,626     429,077   390,172     490,376     434,077
Provision for loan
 losses.................    10,500    9,950     39,650      55,799    95,489     103,684     343,427
                          -------- -------- ----------  ----------  --------  ----------  ----------
Net interest income
 after provision for
 loan losses............   103,835   97,441    369,976     373,278   294,683     386,692      90,650
                          -------- -------- ----------  ----------  --------  ----------  ----------
Non-interest income:
 Loan servicing fees,
  net...................     7,663    8,274     30,452      28,213    30,001      32,270      26,427
 Securities and
  insurance brokerage
  fees..................     4,674    3,440     15,532      16,885    22,336      22,111      13,898
 Net (losses) gains on
  sales activities......       461    9,675    (12,415)      2,925    36,606      28,544      55,356
 Banking service fees
  and other.............     8,539    8,206     32,598      31,244    33,582      35,789      32,195
                          -------- -------- ----------  ----------  --------  ----------  ----------
Total non-interest
 income.................    21,337   29,595     66,167      79,267   122,525     118,714     127,876
                          -------- -------- ----------  ----------  --------  ----------  ----------
Non-interest expense:
 General and
  administrative
  expense...............    70,194   78,893    285,901     294,474   294,755     323,122     323,165
 Other real estate owned
  expense, net..........     2,493    3,676     12,892      11,013    77,393      50,204      40,961
 Amortization of
  mortgage servicing
  rights................     3,194    2,764     12,107       9,664    19,884      26,650       7,871
 Restructuring and
  merger-related
  expense...............     3,504    1,725     15,331      58,258     4,000       3,000       9,718
                          -------- -------- ----------  ----------  --------  ----------  ----------
Total non-interest
 expense................    79,385   87,058    326,231     373,409   396,032     402,976     381,715
                          -------- -------- ----------  ----------  --------  ----------  ----------
Minority interest-
 preferred stock
 dividend of
 subsidiary.............       --       --         --       11,433     1,312         --          --
                          -------- -------- ----------  ----------  --------  ----------  ----------
Income (loss) before
 income tax expense
 (benefit),
 extraordinary item and
 cumulative effect of a
 change in accounting
 principle..............    45,787   39,978    109,912      67,703    19,864     102,430    (163,189)
Income tax expense
 (benefit)..............    18,732   17,556     47,727     (53,138)  (68,959)     41,642       9,437
                          -------- -------- ----------  ----------  --------  ----------  ----------
Income (loss) before
 extraordinary item and
 cumulative effect of a
 change in accounting
 principle..............    27,055   22,422     62,185     120,841    88,823      60,788    (172,626)
Extraordinary item-loss
 on early extinguishment
 of debt................       --       --         --          --        --       (2,760)        --
Cumulative effect of a
 change in accounting
 principle for goodwill,
 securities available
 for sale and mortgage
 servicing rights,
 respectively...........       --       --         --      (92,887)   (1,187)     (7,066)        --
                          -------- -------- ----------  ----------  --------  ----------  ----------
Net income (loss).......  $ 27,055 $ 22,422 $   62,185  $   27,954  $ 87,636  $   50,962  $ (172,626)
                          ======== ======== ==========  ==========  ========  ==========  ==========
Net income (loss)
 attributable to common
 stock..................  $ 27,055 $ 22,422 $   62,185  $   27,954  $ 87,636  $   39,403  $ (185,304)
                          ======== ======== ==========  ==========  ========  ==========  ==========
Primary and fully
 diluted earnings (loss)
 per common share:
 Income (loss) before
  extraordinary item and
  cumulative effect of a
  change in accounting
  principle.............  $   0.25 $   0.20 $     0.57  $     1.12  $   0.91  $     0.89  $    (3.43)
 Extraordinary item.....       --       --         --          --        --        (0.05)        --
 Cumulative effect of a
  change in accounting
  principle.............       --       --         --        (0.86)    (0.01)      (0.13)        --
                          -------- -------- ----------  ----------  --------  ----------  ----------
Net income (loss).......  $   0.25 $   0.20 $     0.57  $     0.26  $   0.90  $     0.71  $    (3.43)
                          ======== ======== ==========  ==========  ========  ==========  ==========

                      DIME BANCORP, INC. AND SUBSIDIARIES

                               AT OR FOR THE
                               THREE MONTHS
                              ENDED MARCH 31,                  AT OR FOR THE YEAR ENDED DECEMBER 31,
                          ------------------------  ---------------------------------------------------------------
                             1996         1995         1995         1994         1993         1992         1991
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                (UNAUDITED)
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS
 DATA (CONTINUED):
Pro forma amounts
 assuming the changes in
 accounting principles
 for goodwill and
 mortgage servicing
 rights were applied
 retroactively:
 Income (loss) before
  extraordinary item and
  cumulative effect of a
  change in accounting
  principle.............                                         $   120,841  $    90,133  $    52,120  $  (196,961)
 Extraordinary item.....                                                 --           --        (2,760)         --
 Cumulative effect of a
  change in accounting
  principle for
  securities available
  for sale, net of
  income tax benefit....                                                 --        (1,187)         --           --
                                                                 -----------  -----------  -----------  -----------
 Net income (loss)......                                         $   120,841  $    88,946  $    49,360  $  (196,961)
                                                                 ===========  ===========  ===========  ===========
 Primary and fully
  diluted earnings
  (loss) per share:
 Income (loss) before
  extraordinary item and
  cumulative effect of a
  change in accounting
  principle.............                                         $      1.12  $      0.93  $      0.73  $     (3.88)
 Extraordinary item.....                                                 --           --         (0.05)         --
 Cumulative effect of a
  change in accounting
  principle for
  securities available
  for sale, net of
  income tax benefit....                                                 --         (0.01)         --           --
                                                                 -----------  -----------  -----------  -----------
 Net income (loss)......                                         $      1.12  $      0.92  $      0.68  $     (3.88)
                                                                 ===========  ===========  ===========  ===========
Primary average common
 shares outstanding.....      110,020      109,510      109,742      107,668       97,153       55,344       54,046
Fully diluted average
 common shares
 outstanding............      110,196      109,590      109,862      107,700       97,367       55,386       54,046
FINANCIAL CONDITION
 DATA:
Total assets............  $19,413,115  $19,737,160  $20,326,620  $19,647,937  $18,098,984  $16,680,405  $17,835,764
Securities available for
 sale...................    3,252,807      516,928    4,070,865      530,714      658,204      898,279      233,131
Securities held to
 maturity...............    4,809,976    8,863,765    5,085,736    8,609,897    8,159,747    6,678,036    6,804,023
Federal Home Loan Bank
 of New York stock......      318,690      213,836      318,690      265,586      273,551      187,075      144,402
Total loans receivable..   10,007,633    9,356,776    9,830,313    9,351,622    7,906,573    7,629,100    9,101,959
Allowance for loan
 losses.................     (127,193)    (164,669)    (128,295)    (170,383)    (157,515)    (248,429)    (329,899)
Deposits................   12,664,315   12,543,460   12,572,203   12,811,269   11,091,362   13,039,885   14,569,605
Total borrowed funds....    5,624,228    6,106,377    6,614,552    5,758,734    5,850,575    2,888,269    2,486,194
Total stockholders'
 equity.................      986,141      930,247      976,530      905,125      904,982      635,843      584,441
OTHER DATA:(1)
Book value per common
 share(2)...............  $      9.19  $      8.64  $      9.03  $      8.43  $      8.48  $      8.79  $      7.90
Interest rate spread....         2.26%        2.08%        1.98%        2.26%        2.40%        2.93%        2.43%
Net interest margin.....         2.35         2.16         2.07         2.36         2.47         2.91         2.44
General and
 administrative expense
 as a percentage of
 average total assets...         1.39         1.55         1.39         1.56         1.79         1.83         1.74
Efficiency ratio........        50.99        61.87        58.11        58.49        60.11        53.70        60.89
Return on average
 assets.................         0.54         0.44         0.30         0.15         0.53         0.29        (0.93)
Return on average common
 stockholders' equity...        10.93         9.86         6.56         3.25        11.07        10.99       (28.96)
Common stockholders'
 equity as a percentage
 of total assets........         5.08         4.71         4.80         4.61         5.00         2.87         2.40
Total non-performing
 assets.................  $   313,379  $   389,349  $   315,800  $   415,866  $   641,743  $ 1,010,877  $ 1,184,840
Total non-performing
 assets as a percentage
 of total assets........         1.61%        1.97%        1.55%        2.12%        3.55%        6.06%        6.64%
Allowance for loan
 losses as a percentage
 of:
 Loans receivable.......         1.27         1.76         1.31         1.82         1.99         3.26         3.62
 Non-accrual loans......        49.93        50.56        50.29        49.84        54.14        31.97        33.71
Loans serviced for
 others.................  $ 9,376,735  $ 9,042,758  $ 9,514,560  $ 8,713,047  $ 8,265,354  $ 9,039,183  $ 7,718,000

- -------

Notes:

(1) Ratios for the three months ended March 31, 1996 and 1995 have been annualized.

(2) The book value computations for the years ended December 31, 1995, 1994 and 1993 and the three months ended March 31, 1996 and 1995 assume that the Warrant had been exercised by the Selling Stockholder.

                        INVESTMENT CONSIDERATIONS

  Investment in the Common Stock involves certain risks. Prospective purchasers should carefully consider the following risk factors, in addition to the other information included in this Prospectus, when evaluating the Company and its business in making an investment decision.

  Except for the historical information included or incorporated by reference in this Prospectus, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of Dime's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus or in the documents incorporated by reference herein. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein or in the documents incorporated by reference herein.

GENERAL BUSINESS RISKS

  Dime's business is subject to various material business risks. For example, changes in prevailing interest rates can have significant effects on Dime's business. Some of the risks to which Dime's business is subject may become more acute in periods of economic slowdown or recession. During such periods, foreclosures generally increase and could result in an increased incidence of claims and legal actions against Dime. In addition, such conditions could lead to a potential decline in demand for Dime's loan origination services.

INTEREST RATE RISK

  Dime realizes its income primarily from the differential or "spread" between the interest earned on loans and investments and the interest paid on deposits and borrowings. Net interest spreads are affected by the difference between the maturities and the repricing characteristics of interest-earning assets and interest-bearing liabilities. As is typical of most thrift institutions, Dime's interest-bearing liabilities reprice or mature, on the average, sooner than its interest-earning assets. Additionally, the characteristics of many of Dime's interest-earning assets (such as pre-payment options, interest rate caps and similar features) are sensitive to changes in the level of interest rates. Although Dime utilizes a variety of techniques in an effort to manage its interest rate risk, Dime remains subject to a significant level of interest rate risk. In addition, changes in the relationship between long-term and short-term interest rates (the "yield curve") can have a significant impact on Dime's net interest income.

COMPETITION

  Dime experiences substantial competition both in attracting and retaining deposits and in making loans. Its most direct competition for deposits historically has come from other thrift institutions and commercial banks doing business in the greater New York metropolitan area. However, as with all banking organizations, Dime has experienced increasing competition from nonbanking sources. For example, Dime also competes for funds with mutual funds, corporate and governmental debt securities and other investment alternatives. Dime's competition for loans comes principally from other thrift institutions, commercial banks, mortgage banking companies, consumer finance companies, insurance companies and other institutional lenders. A number of institutions with which Dime competes for deposits and loans have significantly greater assets and capital than Dime.

REGULATION

  Each of the Company, as a savings and loan holding company, and the Bank, as a federal savings bank, is subject to significant regulation, which has materially affected their businesses as well as the businesses of other banking organizations in the past and is likely to do so in the future. Statutes and regulations now affecting the Company and the Bank may be changed at any time, and the interpretation of these statutes and regulations by examining authorities is also subject to change. There can be no assurance that future changes in the regulations or in their interpretation will not adversely affect the business of Dime. As a savings and loan holding company, the Company is subject to regulation and examination by the OTS. As a federal savings association, the Bank is subject to examination from time to time by the OTS, its primary regulator, and the FDIC, as administrator of the BIF and the SAIF. There can be no assurance that the OTS or the FDIC may not, as a result of such examinations or otherwise, impose various requirements or regulatory sanctions upon the Bank or the Company.

BIF-SAIF PREMIUM DISPARITY AND POSSIBLE RECAPITALIZATION OF THE SAIF

  The Bank is a member of the BIF, to which the Bank pays FDIC deposit insurance assessments for approximately 60% of its deposits. As a result of its merger with Anchor, approximately 40% of the Bank's deposits are subject to FDIC deposit insurance assessments payable to the SAIF. Until mid-1995, the FDIC assessed both BIF-insured deposits and SAIF-insured deposits at rates ranging between 0.23% and 0.31% of insured deposits, depending on the capital level and risk category assigned to the institution. However, because the BIF has attained its required reserve ratio of 1.25%, the FDIC was able to reduce the premium schedule for BIF deposits to a range of 0.0% to 0.27% effective in the first quarter of 1996. Because the SAIF has not reached (and, in fact, may never reach) its 1.25% statutory reserve ratio, the FDIC has not reduced premiums payable on SAIF deposits. As a result, the Bank pays higher premiums on its SAIF-assessed deposits than on its BIF-assessed deposits, and suffers a competitive disadvantage with respect to commercial banks and other institutions that are wholly BIF-assessed.

  Without legislative action, this assessment imbalance is expected to continue for at least the next several years. The Department of the Treasury, the federal banking regulatory agencies and members of Congress have offered various proposals to address this imbalance. These proposals have variously called for one or more of the following: a one-time special assessment of all SAIF-assessed deposits to recapitalize the SAIF; the merger of the BIF and the SAIF; the elimination of the OTS; and the elimination of the federal savings association charter (see "--Elimination of the Thrift Charter"). In addition, certain of these proposals would address to some extent the federal income tax consequences of the elimination of the federal savings association charter.

  The Administration and certain members of Congress have continued to advocate the adoption of legislation to address the assessment imbalance, and a number of proposals are still pending in Congress, including proposals providing for a one-time assessment in connection with a merger of the BIF and the SAIF. No assurance can be given as to whether, when or in what form legislation on the SAIF recapitalization ultimately will be enacted, or the effect of any such legislation on Dime. A special assessment, however, would have an adverse effect on Dime's financial condition and earnings.

ELIMINATION OF THE THRIFT CHARTER

  Members of Congress have expressed their intention to consider legislation in 1996 that generally would require federal savings associations, such as the Bank, to convert to a national bank charter (or a state charter); and legislation has been proposed in Congress that envisions such action as part of a BIF-SAIF recapitalization package. It is uncertain to what extent, if at all, the existing branch and investment powers of federal savings associations, such as the Bank, that are impermissible for national banks, would be grandfathered. In addition, the proposals express the intent that savings and loan holding companies, such as the Company, should convert to bank holding companies. It is also uncertain to what extent, if at all, the existing powers of savings and loan holding companies that are impermissible for national banks, would be grandfathered. In addition, unless such legislation provided grandfathering or other remedial provisions, a charter conversion could result in recapture of deductions for bad debts previously taken by a savings association for tax purposes. Consequently, it is impossible at this time to evaluate the ultimate form any legislation might take or what the effect upon Dime might be.

PROPOSED TAX LEGISLATION

  Legislation proposed both by Congress and by President Clinton would, among other things, raise questions concerning recapture of income tax deductions arising from commonly utilized methods of calculating bad debt reserves. Unless clarifying legislation is adopted, affected institutions could be required to record, immediately for financial accounting purposes, a deferred tax liability for the amount of recaptured taxes for which liabilities have not been recorded. Dime currently estimates that its federal tax liability in the event of such a recapture might range from $60 million to $65 million, although other pending legislation would virtually eliminate Dime's exposure to this tax liability. There can be no assurance as to the outcome of these various legislative proposals, the effect of which could be material to Dime's financial condition and earnings.

LIMITATIONS ON USE OF TAX LOSSES; RESTRICTIONS ON TRANSFER OF STOCK

  As of December 31, 1995, the Company had net deferred tax assets of $223.5 million reflected on its consolidated balance sheet. The tax deductions associated with these deferred tax assets may be reviewed and potentially disallowed by the Internal Revenue Service (the "IRS"). In addition, such tax deductions would be subject to significant limitation under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), if the Company undergoes an "ownership change" (as defined below). In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with net operating loss carryforwards and certain recognized built-in losses. The limitation equals the product of
(i) the fair market value of the corporation's equity on the date of an ownership change (the "Change Date") (with certain adjustments, including an adjustment excluding certain capital contributions made in the two years preceding the Change Date) and (ii) a long-term tax-exempt bond rate as defined by the Code.

  The Company would undergo an "ownership change" if the stockholders who own or have owned, directly or indirectly, 5% or more of the Common Stock or are otherwise treated as 5% stockholders under Section 382 of the Code ("5% stockholders"), increase their aggregate percentage ownership of such stock by more than 50 percentage points over the lowest percentage of such stock owned by such stockholders at any time during the testing period (generally the preceding three years). In applying Section 382, under a special rule, at least a portion of newly issued stock is considered to be acquired by a new 5% stockholder even if no person acquiring the stock in fact owns as much as five percent of the issuer's stock. Under this rule, the Company believes that all of the Common Stock that was issued to former Anchor stockholders in the Merger probably would be considered by the IRS to have been acquired by a new 5% stockholder. The sale of shares of Common Stock by the Selling Stockholder under this Prospectus is not expected to increase materially the likelihood that an ownership change will occur.

  Based on the information currently available to the Company, it does not currently believe that the issuance of shares of Common Stock in the Merger resulted in an ownership change. However, the application of Section 382 is highly complex and uncertain in some respects. In addition, the Merger resulted in a substantial increase in the percentage of ownership of capital stock of the Company by 5% stockholders. Accordingly, although the Company does not believe that the Merger caused an ownership change, the Merger may have increased significantly the likelihood that an ownership change could occur in the three years after the effective date of the Merger. The acquisition of stock by a 5% stockholder during this three-year period could cause an ownership change.

  The Company's Restated Certificate of Incorporation, as amended (the "Charter"), limits transfers of shares of Common Stock and other interests in the Company that would be treated as stock under the Code or applicable IRS regulations and certain options that would either cause a person or entity to become a 5% stockholder or increase a 5% stockholder's percentage ownership interest, in an effort to prevent transfers of Common Stock from triggering an ownership change. These restrictions would not prevent settlement of any transaction through the NYSE and the directors of the Company retain the discretion to waive these limitations or to take certain other actions that could trigger an ownership change should it appear advantageous for the Company to allow an ownership change to take place. A regular trade in Common Stock through the NYSE by a person or entity that does not, and will not, own directly or indirectly 5% or more of the capital stock of the Company before or after the trade generally will not be limited by the Charter. See "Description of Capital Stock--Restrictions on Transfer of Stock."

GOVERNMENTAL IMMUNITY OF THE SELLING STOCKHOLDER

  The doctrine of sovereign immunity, as limited by the Federal Tort Claims Act, 28 U.S.C. (S)(S) 1346(b) and 2671 et seq., as amended, provides that claims may not be brought against the United States of America or any agency or instrumentality thereof unless specifically permitted by act of Congress. The Federal Tort Claims Act bars claims for fraud or misrepresentation, and courts have held, in cases involving the FDIC as well as other federal agencies and instrumentalities, that the United States may assert its sovereign immunity to claims brought under the federal securities laws. Thus, any attempt to assert a claim against the Selling Stockholder alleging a violation of the federal securities laws, including the Securities Act and the Exchange Act, resulting from an alleged material misstatement in or material omission from the Registration Statement or this Prospectus, or any other act or omission in connection with the offering to which this Prospectus relates, probably would be barred. In addition, Section 2(f)(1) of the Federal Deposit Insurance Act (the "FDI Act"), 12 U.S.C. (S) 1812(f)(1), specifically provides that directors, members, officers and employees of the FDIC have no liability under the Securities Act with respect to any claim arising out of or resulting from any alleged act or omission by such person within the scope of such person's employment in connection with any transaction involving the disposition of assets (or any interests in assets or any obligations backed by any assets) by the FDIC. Moreover, the Selling Stockholder has advised the Company that the FDIC and its directors, officers, agents, and employees are exempt from liability for any violation or alleged violation of the anti-fraud provisions of Section 10(b) of the Exchange Act by virtue of Section 3(c) thereof. Accordingly, any attempt to assert such a claim against the directors, members, officers or employees of the FDIC for a violation of the Securities Act or the Exchange Act resulting from an alleged material misstatement in or material omission from the Registration Statement or this Prospectus or any other act or omission in connection with the offering of Common Stock hereunder probably would be barred.

CERTAIN LEGAL PROCEEDINGS

  On January 13, 1995, Anchor Savings filed suit in the United States Court of Federal Claims against the United States for breach of contract and taking of property without compensation in contravention of the Fifth Amendment of the United States Constitution. The action arose because the passage of FIRREA and the regulations adopted by the OTS pursuant to FIRREA deprived Anchor of the ability to include supervisory goodwill and certain other assets for purposes of computing its regulatory capital as the Federal Savings and Loan Insurance Corporation ("FSLIC") had previously agreed it could. The direct effect was to cause Anchor Savings to go from an institution that substantially exceeded its regulatory capital requirements to one that was critically undercapitalized upon the effectiveness of the FIRREA-mandated requirements.

  From 1982 to 1985, Anchor Savings acquired eight FSLIC-insured institutions that were in danger of failing or causing a loss to the FSLIC. Four institutions were acquired with some financial assistance from the FSLIC and four were unassisted "supervisory" cases. In acquiring the institutions, Anchor Savings assumed liabilities determined to exceed the assets it acquired by over $600 million at the dates of the respective acquisitions. The difference between the fair values of the assets acquired and the liabilities assumed in the transactions was recorded on Anchor Savings' books as goodwill. The FSLIC agreed that this supervisory goodwill was to be amortized over periods of up to 40 years. Without that agreement, Anchor Savings would not have made the acquisitions. When the capital regulations imposed under FIRREA became effective, Anchor Savings still had over $470 million of supervisory goodwill on its books and approximately 20 years remaining to amortize it under the agreements with FSLIC. The FIRREA capital requirements excluded all but approximately $124 million of Anchor Savings' supervisory goodwill and also excluded $157 million associated with preferred stock issued to the FSLIC as a result of one of the acquisitions. The remaining supervisory goodwill was required to be eliminated by December 31, 1994, rather than over more than 20 years, as had been agreed. The elimination of the supervisory goodwill resulted in severe limitations on Anchor Savings' activities and required the disposition of valuable assets under liquidation-like circumstances. The complaint asks the government to make Anchor Savings whole for the effects of the loss, which are estimated to exceed substantially the goodwill remaining at the time FIRREA was enacted.

  There are over 100 similar cases pending in the United Stated Court of Federal Claims, which has entered summary judgment for the plaintiffs as to liability, but not damages, in three of the cases. These three cases (the "Winstar cases") were appealed to the United States Court of Appeals for the Federal Circuit, which affirmed the judgment for the plaintiffs following a hearing en banc after a three-judge panel had found for the government. The United States Supreme Court has agreed to review the decision in the Winstar cases; oral argument occurred on April 24, 1996, and the Supreme Court is expected to issue a decision during 1996. The Anchor Savings claim has been stayed, pending the decisions of the Supreme Court in the Winstar cases. There have been no decisions determining damages in any of the supervisory goodwill cases. The Company is unable to predict the outcome of its claim against the United States and the amount of any damages that may be awarded to Dime, if any, in the event that judgment is made in favor of Dime. Consequently, no assurances can be given as to the results of this claim or the timing of any proceeding in relation thereto.

                                USE OF PROCEEDS

  The sale of the shares of the Common Stock offered hereby is for the account of the Selling Stockholder. Accordingly, the Company will not receive any proceeds from the sale to the public of the shares of Common Stock offered hereby. Pursuant to the Warrant, at the time of completion of this offering, the Selling Stockholder will have acquired all such shares of Common Stock from the Company at a price of $0.01 per share. See "Selling Stockholder."

                              SELLING STOCKHOLDER

  The FDIC is a government-controlled corporation and an instrumentality of the United States of America. Under the provisions of FIRREA, all the assets and liabilities of the FSLIC were transferred to the FRF, which is managed by the FDIC. Shares of preferred stock, which originally had been issued by Anchor to FSLIC, were among the assets transferred from FSLIC to the FRF. These shares were subsequently exchanged for $71,000,000 of 8.9375% Senior Notes due July 9, 2003 (the "8.9375% Senior Notes"), which were sold by the Selling Stockholder as part of a public offering in October 1993, and the Warrant, which entitled the Selling Stockholder to purchase 4,750,000 shares of Anchor Bancorp common stock, at a price of $0.01 per share.

  Upon consummation of the Merger, the Warrant was converted into the right to acquire 8,407,500 shares of Common Stock at a price of $0.01 per share. Additionally, the Company assumed the obligations of Anchor to file up to two registration statements under the Securities Act with respect to the offering and sale of the shares of Common Stock issuable upon the exercise of the Warrant. The Company is required to pay expenses of such registration and to reimburse the Selling Stockholder for one-half of the underwriters' fees, discounts and commissions in connection with the offering and sale of such shares, subject to a maximum reimbursement of 1.75% of the proceeds thereof. Under the terms of the registration rights agreement between the Selling Stockholder and the Company, as successor to the obligations of Anchor Bancorp, the Company has agreed to indemnify the Selling Stockholder against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Selling Stockholder may be required to make in respect thereof.

  The shares of Common Stock offered by this Prospectus constitute all the shares owned by the Selling Stockholder as well as all the shares issuable under the Warrant.

  In its capacity as manager of the FRF or otherwise, the FDIC has not held any position, office or other material relationship with the Company or any of its predecessors or affiliates within the past three years. At the time of completion of the offering to which this Prospectus relates, the FDIC will not own, in any capacity, any other securities of the Company and will not then have any contractual right to acquire any such securities.

  As a government-controlled corporation and an instrumentality of the United States of America, the Selling Stockholder benefits from certain governmental immunities from actions under the federal securities laws. See "Certain Investment Considerations--Governmental Immunity of the Selling Stockholder."

  A primary purpose of the FDIC's regulatory powers is to safeguard the BIF and the SAIF. All depository institutions which are insured by the BIF or the SAIF are also subject to regulation by the FDIC. The FDIC is authorized to set standards for the operations of insured depository institutions, examine such institutions to ensure compliance with the standards, take action to prevent troubled institutions from failing and to pay depositors, in accordance with the FDI Act and applicable regulations, if any institution fails. The FDIC has substantial enforcement authority with respect to insured depository institutions and, under certain circumstances, is authorized to appoint a conservator or receiver for an insured depository institution. The FDIC may terminate the deposit insurance of an insured depository institution if it determines that the institution is engaging in unsafe or unsound practices, has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC, or if the institution does not have any tangible capital.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Common Stock is listed on the NYSE under the symbol "DME." The following table sets forth, for the periods indicated, the high and low sale prices per share of the Common Stock, as reported by the Wall Street Journal.

                                                                HIGH    LOW
                                                                ----    ----
   1994:
     First Quarter............................................. $ 9 1/8 $ 7 5/8
     Second Quarter............................................  10 1/8   7 7/8
     Third Quarter.............................................  10 3/4   8 7/8
     Fourth Quarter............................................   9 1/2   7 3/8
   1995:
     First Quarter.............................................   9       7 1/2
     Second Quarter............................................  10 3/8   8 3/4
     Third Quarter.............................................  13 3/8  10
     Fourth Quarter............................................  12      10 1/4
   1996:
     First Quarter.............................................  12 3/8  10 3/4
     Second Quarter (through May 15, 1996).....................  12 5/8  11 3/8

  For a recent sale price of the Common Stock, see the cover page of this Prospectus.

  As indicated above, in January 1996, the Company announced its intention to repurchase up to 2% of the outstanding Common Stock, or approximately 2,000,000 shares, of which 1,000,000 were repurchased during the first quarter of 1996. See "Summary--The Company and the Bank--1995 Balance Sheet Restructuring Plan and Stock Buy-Back Program."

  Holders of Common Stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. The Company (including the Bank prior to the formation of the Company) has not paid dividends on the Common Stock since the third quarter of 1990. The Company has no present plans to pay a dividend. However, the Board of Directors of the Company periodically will consider the payment of dividends on the Common Stock when it deems it appropriate, taking into account federal regulatory restrictions, the Company's level of net income and financial condition, its future prospects, economic conditions, industry practices and other factors. The ability of the Company to pay dividends on Common Stock will be subject to a number of legal and contractual restrictions, including regulatory restrictions on capital distributions from the Bank to the Company. See "Description of Capital Stock--Common Stock-- Dividends" and "--Certain Regulatory Restrictions on Capital Distributions."

                         DESCRIPTION OF CAPITAL STOCK

  The following summary of certain provisions of the Company's Charter and By-laws and of the Rights Agreement (as defined below) are not intended to be complete and are qualified in their entirety by reference to such instruments, each of which is an exhibit to the Registration Statement of which this Prospectus is a part.

AUTHORIZED STOCK

  The Charter authorizes 200 million shares of Common Stock and 40 million shares of preferred stock, par value $0.01 per share (the "Preferred Stock").

COMMON STOCK

  The shares of Common Stock entitle the holders thereof (a) to dividends when, as and if declared by the Company's Board of Directors, subject to any rights of any holders of preferred stock that may be outstanding, (b) to one vote per share on each matter properly submitted to stockholders for their vote and (c) to participate ratably in the net assets of the Company in the event of liquidation, dissolution or winding up, subject to the prior rights of creditors and of holders of any preferred stock of the Company that may be outstanding. Holders of Common Stock are not entitled to preemptive rights.

  Restrictions on Transfer of Stock. The Charter limits transfers of shares of Common Stock and other interests that would be treated as stock of the Company under the Code or applicable IRS regulations and certain options that would cause either a person or an entity to become a 5% stockholder or increase a 5% stockholder's percentage ownership interest in the Company. This limitation is intended to prevent transfers of stock of the Company from triggering an "ownership change," which would result in the limitation of certain potential tax benefits available to the Company. This limitation would not prevent the settlement of any transaction entered into through the facilities of the NYSE. See "Certain Investment Considerations--Limitations on Use of Tax Losses; Restrictions on Transfer of Common Stock."

  Dividends. The Company's ability to pay dividends is limited by certain restrictions generally imposed on Delaware corporations. Under these restrictions, dividends may be paid only out of a Delaware corporation's surplus, as defined by Delaware law, or if there should be no surplus, its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

  The principal source of income of the Company consists of dividends and other capital distributions, if any, from the Bank, which will be subject to regulatory restrictions. See "Certain Regulatory Restrictions on Capital Distributions."

  The Company is also subject to a limitation under the terms of its 10.50% Senior Notes due November 2005 (the "10.50% Senior Notes") on the payment of dividends or other distributions on the Common Stock, as well as purchases, redemptions and acquisitions of Common Stock and payments in respect of subordinated debt of the Company (collectively, "Restricted Distributions"), until such time as the 10.50% Senior Notes have been rated "investment grade" for a period of three calendar months. In general, the Company is not permitted to make Restricted Distributions if, at such time or after giving effect thereto, (a) the Company is in default with respect to the 10.50% Senior Notes; (b) the Bank would fail to meet any of its OTS capital requirements (as described below); or (c) the aggregate amount of dividends or other distributions on the Common Stock subsequent to December 17, 1994 would exceed the sum of (i) $5 million, plus (ii) 50% of the Company's consolidated net income from that date (but, if there should be a net loss from such date, minus 100% of such net loss), plus (iii) 100% of the net proceeds received by the Company from any capital stock issued by the Company after December 17, 1994.

  The payment of dividends or other distributions by the Company is also subject to restrictions imposed by the indenture governing the 8.9375% Senior Notes. Under the terms of that indenture, the Company is prohibited from declaring or paying any dividends on, or purchasing, redeeming or otherwise acquiring or retiring for value any of its capital stock now or hereafter outstanding, or returning any capital to holders of its capital stock (each, a "Distribution"), except that the Company may declare and pay dividends in capital stock of the Company and make Distributions in cash or property (other than the Company's capital stock) if the amount of such Distribution, together with the amount of all previous Distributions subsequent to June 30, 1993, does not exceed in the aggregate the sum of $10 million, plus 75% of Dime's consolidated net income based on Dime's financial statements contained in periodic public filings with the Commission for each fiscal quarter after June 30, 1993 (but reduced by 100% of the net losses incurred in any quarter), plus 100% of the net proceeds received by the Company in respect of capital stock issued subsequent to September 1, 1993.

  The repurchase of shares of Common Stock by the Company involves Restricted Distributions and Distributions for purposes of these provisions. See "Summary--The Company and the Bank--1995 Balance Sheet Restructuring Plan and Stock Buy-Back Program."

PREFERRED STOCK

  Shares of Preferred Stock will be issuable from time to time in one or more series as may be determined from time to time by the Board of Directors of the Company. The powers, designations, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, including, but not limited to, the number of shares constituting any series of Preferred Stock, the dividend rights, redemption rights, liquidation preferences, voting rights and conversion rights of any such series, shall be as fixed by resolution of the Board of Directors of the Company.

STOCKHOLDER PROTECTION RIGHTS PLAN

  Each share of Common Stock has attached to it one right (a "Right") issued pursuant to a Stockholder Protection Rights Agreement, dated as of October 20, 1995 (the "Rights Agreement"), between the Company and the First National Bank of Boston, as Rights Agent. Each Right entitles its registered holder to purchase one-hundredth of a share of Participating Preferred Stock, par value $0.01 per share, for $50 (the "Exercise Price"), subject to adjustment, after the close of business on the earlier of (i) the tenth day after commencement of a tender or exchange offer which, if consummated, would result in a Person (as defined in the Rights Agreement) becoming the Beneficial Owner (as defined in the Rights Agreement) of 20% or more of the outstanding shares of Common Stock (an "Acquiring Person") and (ii) the tenth day after the first date (the "Flip-in Date") of public announcement that a Person has become an Acquiring Person. In any case, the time described in the foregoing sentence is referred to as the "Separation Time."

  The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire on the earlier of (i) the close of business on November 6, 2005; (ii) the Redemption Time (as defined below);
(iii) the Exchange Time (as defined below); or (iv) the merger of the Company into another corporation pursuant to an agreement entered into prior to a Flip-in Date (such time when the Rights expire being the "Expiration Time"). The Board of Directors of the Company may, at its option, at any time prior to occurrence of a Flip-in Date, redeem all the Rights at a price of $0.01 per Right (the "Redemption Price," and such time when the Rights are redeemed being the "Redemption Time").

  If a Flip-in Date shall occur, the Company has agreed in the Rights Agreement to ensure and provide that each Right (other than Rights Beneficially Owned by the Acquiring Person or any Affiliate or Associate (each as defined in the Rights Agreement) thereof or by any transferees, direct or indirect, of any of the foregoing, which Rights shall become void) shall constitute the right to purchase from the Company shares of Common Stock having an aggregate market price (calculated in the manner set forth in the Rights Agreement) equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50% of the outstanding shares of Common Stock, elect to exchange the Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right (such time when the Rights are exchanged being the "Exchange Time").

  The Company has agreed in the Rights Agreement not to consolidate or merge, or engage in certain other transactions, with an Acquiring Person without entering into a supplemental agreement with the Acquiring Person providing that, upon consummation or occurrence of the transaction, each Right shall thereafter constitute the right to purchase common stock of the Acquiring Person having an aggregate market price equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price.

  The Rights will not prevent a takeover of the Company. The Rights, however, may have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that acquires 20% or more of the outstanding Common Stock unless the Rights are first redeemed by the Board of Directors of the Company.

CERTAIN OTHER PROVISIONS

  Board of Directors. The Charter provides that the number of directors shall be fixed from time to time by the Company's Board of Directors. The directors are divided into three classes of as nearly equal size as possible, with one class elected annually to serve for a term of three years. The classification of the Board of Directors of the Company could moderate the pace of any change in control of the Company because a stockholder with a majority interest in the Company would have to wait for at least two consecutive annual meetings of stockholders to elect a majority of the members of the Company's Board of Directors. The inability to change the composition of the Board of Directors immediately, even if such change in composition were deemed by a majority of the Company's stockholders to be in their best interests, may tend to discourage a takeover of the Company.

  Cumulative Voting. Under the Delaware General Corporation Law ("DGCL"), the certificate of incorporation of a corporation may authorize cumulative voting. The Charter does not authorize cumulative voting, and therefore, cumulative voting is not available in the election of directors of the Company.

  Stockholder Nominations. The Charter and By-laws provide that stockholder nominations for election of directors at an annual meeting of stockholders must be stated in writing and filed with the Secretary of the Company not less than 60 days nor more than 90 days in advance of the anniversary of the date of the notice mailed to the stockholders in connection with the previous year's annual meeting. With respect to an election of directors to be held at a special meeting of stockholders, notice of nomination must be delivered not later than the close of business on the seventh day following the day on which notice of such meeting is first given to stockholders. The Company's By-laws also require that any notice of nomination by a stockholder set forth certain information concerning such stockholder and his or her nominee, including, among other things, such information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Commission had the nominee been nominated by the Company's Board of Directors, and the consent of the nominee to serve as a director of the Company if elected. The presiding officer at the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedures.

  The provisions regarding stockholder nominations for election of directors contained in the Charter and By-laws do not give the Company's Board of Directors any power to approve or disapprove stockholder nominations for election of directors, and will not preclude a stockholder contest for the election of directors, if the prescribed procedures are followed. They may, however, have the effect of precluding a contest for the election of directors if the prescribed procedures are not followed and may have the effect of discouraging a third party from conducting a solicitation of proxies or otherwise attempting to elect its own slate of directors.

  Removal of Directors. The Charter and By-laws provide that directors may be removed only for cause (defined as a felony conviction or a final adjudication that a director is liable for gross negligence or misconduct in the performance of his or her duties to the Company) and only with the affirmative vote of at least two-thirds of the shares of capital stock of the Company entitled to vote at an election of directors. In addition, the Charter and By-laws give a majority of the directors the ability to remove a director if such removal is directed by a federal banking agency.

  The provisions of the Charter and the By-laws giving the Board of Directors the power to fix the exact number of directors and to fill any vacancies or newly created positions and allowing removal of directors only for cause upon the vote of at least two-thirds of the shares entitled to vote at an election of directors are intended to insure that the classified Board provisions are not circumvented by the removal of incumbent directors.

Furthermore, as discussed below, stockholders will not have the ability to call special meetings of stockholders; as a result, a stockholder seeking to have a director removed for cause generally will be able to do so only at an annual meeting of stockholders. These provisions of the Charter and the By-laws make the removal of any director more difficult, even if such removal is believed by a majority of stockholders to be in their best interests. In addition, these provisions of the Charter and the By-laws could make a takeover of the Company more difficult under circumstances where the potential acquiror seeks to do so through obtaining control of the Board of Directors of the Company.

  Special Meetings of Stockholders. As permitted by the DGCL, the Charter provides that special meetings of stockholders may be called by the Chairman of the Board (or, if there is none, the Chief Executive Officer) or a majority of the Board of Directors. Special meetings may not be called by stockholders. If the Board of Directors determines not to call a special meeting, stockholder proposals cannot be presented to the stockholders for action until the next annual meeting.

  The provision of the Charter relating to special meetings of stockholders is intended to enable the Board of Directors of the Company to determine if it is appropriate for the Company to incur the expense of a special meeting in order to present a proposal to its stockholders. If the Board of Directors determines not to call a special meeting, stockholder proposals could not be presented to the stockholders for action until the next annual meeting. In addition, these provisions of the Charter could make a takeover of the Company more difficult under circumstances where the potential acquiror seeks to do so through obtaining control of the Board of Directors of the Company.

  Action of Stockholders by Written Consent. The Charter permits any action required to be taken at a meeting of its stockholders to be taken without a meeting only if the written consent of 100% of stockholders is obtained.

  The purpose of this provision of the Charter is to prevent any person or persons holding the requisite percentage of the voting stock of the Company to take corporate action without giving prior notice to other stockholders and without the procedures of a stockholder meeting. In a publicly-held corporation with many stockholders, the practical effect of requiring 100% of the stockholders to consent to any action is tantamount to requiring stockholders to act only at a duly held stockholder meeting.

  Voting at a Meeting. The By-laws provide that when a quorum is present at any meeting, the vote of the holders of a majority of the stock that has voting power present in person or represented by proxy (for this purpose, shares abstaining and "broker non-votes" are deemed to be present at such meeting) shall decide any question properly brought before such meeting, unless the question is one upon which by express provision of law, the Charter, a certificate of designation of any series of Preferred Stock or the By-laws a different vote is required, in which case such express provision shall govern and control the decision of such question. Notwithstanding the above, in the case of any proposal submitted to the stockholders for the purpose, as determined by the Board of Directors, which is not required to be the sole purpose, of satisfying any term or condition of the Exchange Act or the Code, any successors to such statutes or any rules or regulations promulgated thereunder or any other law or regulation applicable to the Company, the vote (and the manner of calculating such vote) required for purposes of the By-laws with respect to such proposal shall be the vote (and the manner of calculating such vote) required to satisfy the applicable term or condition.

  Notice of Stockholder Proposals. The By-laws provide that proposals by stockholders of business to be considered at an annual meeting must be stated in writing and filed with the Secretary not less than 60 days nor more than 90 days in advance of the anniversary date of the notice of meeting mailed to stockholders in connection with the previous year's annual meeting. The date for the annual meeting of stockholders is fixed as the fourth Friday of April or such earlier or later date as the Board of Directors may direct.

  The By-laws also provide that the notice required to be delivered by a stockholder who wishes to propose business at an annual meeting must set forth certain information concerning such stockholder.

  The By-laws further provide that the number of proposals that may be submitted by a stockholder is limited to two and set forth the reasons that a proposal could be deemed out of order, which generally correspond to those established by the rules of the Commission that govern when a corporation may exclude stockholder proposals from its proxy materials. The types of proposals that the Company does not have to consider if raised by a stockholder in connection with an annual meeting include, among others, those that, if adopted, would be violative of laws or regulations, would result in a breach or violation of contract, would be impossible to effectuate, are not a proper matter for stockholder action or relate to ordinary business operations.

  The procedures set forth in the By-laws may have the effect of precluding a stockholder proposal if the prescribed procedures are not followed or if a proposal of the type described above is submitted.

  Limitation of Liability and Indemnification of Directors and Officers. The Charter contains provisions expressly permitted under the DGCL that limit certain types of causes of action that can be maintained by a corporation (or by stockholders on behalf of the corporation) against its directors. Accordingly, in any action by the Company or its stockholders against the directors of the Company, the directors will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as directors, except for (a) any breach of the directors' duty of loyalty to the Company or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) improper dividends or distributions or (d) transactions involving improper personal benefit.

  The Charter provides indemnification rights to any person who is made or threatened to be made a party to any action (other than an action by or in the right of the Company) by reason of the fact that such person has served as a director or officer of the Company (or of any other entity, including the Bank, at the request of the Company) with respect to costs, expenses, judgments, fines and amounts paid in settlement. Subject to applicable banking laws and regulations, these indemnification provisions apply if such person acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the Company and, with respect to a criminal action, if such person had no reasonable cause to believe that his or her conduct was unlawful. The persons described in the preceding sentence are entitled to indemnification rights in an action by or in the right of the Company with respect to costs, expenses and amounts paid in settlement, subject to the same standards, except where there is an adjudication of liability (in which case indemnification is permitted only upon a court determination that indemnification is, in view of all the circumstances, fair and reasonable). The Charter also provides for the Company to advance expenses of litigation described in this paragraph on an on-going basis.

  Under the Charter, indemnification of the costs and expenses of defending any action is required to be made to any director or officer who is successful (on the merits or otherwise) in defending the action. Furthermore, indemnification also is required to be made with respect to all amounts referred to in the preceding paragraph, unless a determination is made by a majority of disinterested directors (or if the disinterested directors so request, or if a quorum of disinterested directors does not exist, by independent counsel or by the stockholders) that indemnification is not proper because the director or officer has not met the applicable standard of conduct.

  The Charter also permits (but does not require) the Company to indemnify and advance expenses to its non-officer employees and agents in connection with any civil, criminal, administrative or investigative actions, suits or proceedings.

  The Charter also provides that if the DGCL is amended to expand the permitted indemnification of directors and officers, then the Company will indemnify directors and officers to the fullest extent permitted by such amendment.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, employees and agents of the Company pursuant to Delaware law, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, employee or agent of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The Company is not permitted to prepay (which would include the direct or indirect transfer of any funds or assets and any segregation thereof for the purpose of making, or pursuant to any agreement to make, any payment thereafter) any legal expenses or amounts of, or costs incurred in connection with, any settlement of, or judgment or penalty with respect to, any claim, proceeding or action, if made in contemplation of, or after, any insolvency of the Company or the Bank or with a view to, or having the result of, preventing the proper application of the assets of the Bank to creditors or preferring one creditor over another. Further, the FDIC is authorized by statute to prohibit or limit, by regulation or order, both the Company and the Bank from indemnifying officers, directors and employees for liability or legal expense with regard to any administrative proceeding or civil action by any federal or state banking agency which results in a final order pursuant to which such person is assessed a civil money penalty, is removed or prohibited from participating in the conduct of the affairs of the institution or is required to cease and desist or take affirmative action ordered by the agency.

  Amendment of Certificate of Incorporation. The Charter provides that amendment of certain of its provisions requires, in addition to the approval of the Board of Directors, the approval of stockholders holding two-thirds of the total votes eligible to be cast at a meeting. The provisions subject to the two-thirds stockholder approval requirement include amendments of the provisions relating to (a) the Board of Directors (including, without limitation, the size and classes of the Board, the lack of cumulative voting in the election of directors and the removal of directors), (b) special meetings of stockholders, (c) amendment of the By-laws by stockholders, (d) written consents of stockholders, (e) stockholder proposals and (f) amendment of the two-thirds stockholders approval requirement itself. Amendment of any other provisions of the Charter requires, in addition to the approval of the Board of Directors, approval only of a majority of the total votes eligible to be cast at a meeting.

  Amendment of By-Laws. The Charter and the By-laws provide that the By-laws may be amended by either a resolution adopted by a majority of the Board of Directors or the approval of two-thirds of the total votes eligible to be cast at a meeting of stockholders.

  The requirement of an increased stockholder vote for the amendment of the By-laws is intended to prevent a stockholder controlling a majority of the Common Stock from avoiding the requirements of important provisions of the By-laws simply by amending or repealing them. Thus, the holders of a minority of the shares of the Common Stock could block the future repeal or modification of the By-laws even if such action were deemed beneficial by the holders of more than a majority (although less than two-thirds) of the Common Stock.

  Business Combinations. Except as described below, the Company may effect a merger or consolidation or sell all or substantially all of its assets if authorized by its Board of Directors and the holders of a majority of the outstanding Common Stock in accordance with the relevant provisions of the DGCL. The Company may, however, acquire another corporation or bank (including through a merger with a subsidiary of the Company), for cash or stock, in a transaction that does not require any stockholder approval (except that, under NYSE listing requirements, the issuance in an acquisition of shares equal to 20% or more of the number of shares of Common Stock then outstanding will generally require approval by the affirmative vote of a majority of those shares of Common Stock voting at a meeting at which the matter is presented).

  In 1988, Delaware enacted a statute designed to provide Delaware corporations with limited protection against hostile takeovers. The statute, which is codified in Section 203 of the DGCL ("Section 203"), is intended to discourage certain takeover practices by impeding the ability of a hostile acquiror to engage in certain transactions with the target company.

  In general, Section 203 provides that a person or entity that owns 15% or more of the outstanding voting stock of a Delaware corporation (an "Interested Stockholder") may not consummate a merger or other business combination transaction with such corporation at any time during the three-year period following the date such person or entity became an Interested Stockholder, unless an exemption described below is applicable. The term "business combination" is defined broadly to cover a wide range of corporate transactions including mergers, sales of assets, issuances of stock, transactions with subsidiaries and the receipt of disproportionate financial benefits.

  The statute exempts the following transactions from the requirements of
Section 203: (i) any business combination if, prior to the date a person became an Interested Stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) any business combination involving a person who acquired at least 85% of the outstanding voting stock in the transaction in which he or she became an Interested Stockholder, with the number of shares outstanding calculated without regard to those shares owned by the corporation's directors who are also officers or by certain employee stock plans, (iii) any business combination with an Interested Stockholder that is approved by the board of directors and by a two-thirds vote of the outstanding voting stock not owned by the Interested Stockholder, and (iv) certain business combinations that are proposed after the corporation had received other acquisition proposals and that are approved or not opposed by a majority of certain continuing members of the board of directors. The Charter does not contain an election, as permitted by the DGCL, to be exempt from the requirements of Section 203.

  Appraisal Rights. Under the DGCL, for as long as there are more than 2,000 holders of the Common Stock or the Common Stock is listed on the NYSE, the Company stockholders will not be entitled to appraisal rights in connection with mergers, consolidations and sales of assets unless such stockholders are required to accept for their Common Stock consideration other than stock of the resulting corporation or stock of another corporation that is held by more than 2,000 holders or is listed or quoted on a national securities exchange or the NASDAQ (or cash in lieu of fractional shares).

  Other Factors Affecting Acquisitions of Control. The preceding discussion has focused on certain provisions of the Charter and By-laws of the Company, as well as certain provisions of Delaware law applicable to the Company. In addition, as discussed above, the Charter authorizes the issuance of 200 million shares of Common Stock and 40 million shares of Preferred Stock. The authorized but unissued shares of Common Stock and Preferred Stock provide the Board of Directors of the Company with flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and employee stock options without the need for a stockholder vote. The Board of Directors of the Company, consistent with its fiduciary duties, could also authorize the issuance of these shares, and could establish voting, conversion, liquidation and other rights for the Preferred Stock being issued, in an effort to deter attempts to gain control of the Company.

  In addition, Dime is subject to federal statutes and regulations concerning changes in control, or potential changes in control, of depository institutions. In particular, under the Home Owners' Loan Act ("HOLA"), before any company may acquire control (as defined in HOLA) of Dime, that company must obtain OTS approval. Also, under the Change in Bank Control Act (the "CIBCA"), before any person may acquire control (as defined under the CIBCA; generally, ownership or control of 10% or more of the outstanding shares of voting stock) of Dime, it must submit 60 days' prior written notice to the OTS and such notice must not be disapproved.

CERTAIN REGULATORY RESTRICTIONS ON CAPITAL DISTRIBUTIONS

  The description of statutory provisions and regulations applicable to savings associations and savings and loan holding companies set forth below does not purport to be a complete description of the statutes and regulations described or of all such statutes and regulations and their effects on the Bank and the Company. The regulatory scheme has been established primarily for the protection of depositors and the financial system generally and is not intended for the protection of stockholders or other creditors.

  As a holding company, the Company's ability to pay dividends and make other distributions is dependent on its ability to receive dividends and other funds from the Bank. In addition to the other limitations described above on the Company's ability to pay dividends or other distributions on its capital stock (see "--Common Stock--Dividends"), the Company is also affected by statutes and regulations relating to the business of federal savings associations that have the effect of limiting such transfer of funds from the Bank to the Company. The nature and extent of such restrictions are dependent upon the institution's level of regulatory capital and its income.

  Regulatory Capital Requirements. Under federal statute and OTS regulations, savings associations are generally required to comply with each of three separate capital adequacy standards. Such institutions are required to have "core ("leverage") capital" equal to at least 3% of adjusted total assets, "tangible capital" equal to at least 1.5% of adjusted total assets and "total risk-based capital" equal to at least 8% of risk-weighted assets.

  "Core capital" includes common stockholders' equity (including common stock, common stock surplus and retained earnings but excluding any net unrealized gains or losses, net of related taxes, on certain securities available for sale) and noncumulative perpetual preferred stock and any related surplus as well as a limited amount of deferred tax assets as described below. Intangible assets, other than mortgage servicing rights (both purchased and originated) ("MSRs") valued in accordance with applicable regulations and purchased credit card relationships ("PCCRs"), generally must be deducted from core capital. MSRs and PCCRs may comprise only up to 50% of core capital. In January 1993, the OTS issued Thrift Bulletin 56 ("TB-56"), which advised savings associations to adopt Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," regarding accounting for deferred tax assets for regulatory reporting purposes. TB-56 permits savings associations to include limited amounts of net deferred tax assets in regulatory capital; i.e., to the extent that realization of deferred net assets depends on future taxable income, the institution may include the lesser of the amount that can be realized within one year of the quarter-end report date, or 10% of core capital.

  "Tangible capital" means core capital less any intangible assets (except for MSRs includable in core capital) and less investments in "non-includable subsidiaries."

  For purposes of the risk-based capital requirement, "total risk-based capital" means core capital plus supplementary capital, so long as the amount of supplementary capital that is used to satisfy the requirement does not exceed the amount of core capital. "Supplementary capital" includes, among other things, general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Risk-weighted assets are determined by multiplying certain categories of the savings association's assets, including off-balance sheet equivalents, by an assigned risk weight of 0% to 100% based on the credit risk associated with those assets as specified in OTS regulations.

  As of March 31, 1996, the Bank had core capital and tangible capital of $1.1 billion, which was equal to 5.60% of adjusted total assets, and total risk-based capital of $1.2 billion, which was equal to 12.55% of risk-weighted assets, and exceeded the capital requirements imposed by the OTS.

  In 1991, Congress enacted the so-called "prompt corrective action" provisions of the FDI Act, which established five capital-based categories for depository institutions insured by the FDIC: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." The OTS is required to take certain mandatory action and is authorized to take other discretionary action with respect to savings associations in the three undercapitalized categories. Under OTS regulations, an institution is treated as well capitalized if its ratio of total risk-based capital to risk-weighted assets is 10% or more, its ratio of core capital to risk-weighted assets is 6% or more, its ratio of core capital to adjusted total assets is 5% or more and it is not subject to any order or directive by the OTS to meet a specific capital level. At March 31, 1996, the Bank continued to satisfy the published standards for a well-capitalized institution.

  Limitations on Capital Distributions. A savings association such as the Bank may not make a capital distribution if, following such distribution, the association will be "undercapitalized" under the prompt corrective action provisions described above. In addition, OTS regulations limit the ability of savings associations to pay dividends and make other capital distributions according to the institution's level of capital and income, with the greatest flexibility afforded to institutions that meet or exceed their OTS capital requirements. For this purpose, "capital distributions" include cash dividends, payments to repurchase, redeem, retire or otherwise acquire a savings association's shares, payments to stockholders of another institution in a cash-out merger, other distributions charged against capital and any other transaction that the OTS determines to entail a payout of capital. To the extent that the OTS regulations described below and the prompt corrective action provisions are inconsistent, the prompt corrective action provisions control.

  Under current OTS regulations, a savings association's ability to pay dividends depends on its level of regulatory capital as well as its earnings. A savings association that exceeds its OTS regulatory capital requirements both before and after a proposed dividend (or other distribution of capital) (a "Tier 1 Institution") and has not been advised by the OTS that it is in need of more than normal supervision may, after prior notice to but without the approval of the OTS, make capital distributions during a calendar year up to the higher of (a) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the institution's excess capital over its capital requirements) at the beginning of the calendar year or (b) 75% of its net income over the most recent four-quarter period. In addition, a Tier 1 Institution may make capital distributions in excess of the foregoing limits if the OTS does not object within a 30-day period following notice by the institution. Under OTS regulations, a Tier 3 Institution (i.e., an institution that does not meet its OTS capital requirements) generally cannot make any capital distribution without the prior written approval of the OTS. A Tier 1 Institution that has been notified by the OTS that it is in need of "more than normal supervision" must, under OTS regulations, be treated as a Tier 2 or a Tier 3 Institution. Under OTS regulations, a Tier 2 Institution may, after prior notice but without the approval of the OTS, make capital distributions in an amount up to 75% of its net income during the most recent four-quarter period. The Bank is currently a Tier 1 Institution. The OTS also may prohibit a proposed capital distribution that would otherwise be permitted by the regulation if the OTS determines that the distribution would constitute an unsafe or unsound practice. In addition, a savings association that has converted from mutual to stock form (such as the Bank) may not declare or pay a dividend on, or repurchase, any of its capital stock if the effect of such action would be to reduce the regulatory capital of the institution below the amount required for its liquidation account.

  Transactions with Affiliates. Under federal law and regulation, transactions between a savings association and its "affiliates," which term includes its holding company and other companies controlled by its holding company, are subject to quantitative and qualitative restrictions. Savings associations are restricted in their ability to engage in certain types of transactions with their affiliates, including transactions that could provide funds to a holding company for the payment of capital distributions. These "covered transactions" include (a) purchasing or investing in securities issued by an affiliate, (b) lending or extending credit to, or guaranteeing credit of, an affiliate, (c) purchasing assets from an affiliate, and (d) accepting securities issued by an affiliate as collateral for a loan or extension of credit. Covered transactions are permitted between a savings association and a single affiliate up to 10% of the capital stock and surplus of the association, and between a savings association and all of its affiliates up to 20% of the capital stock and surplus of the institution. The purchase of low-quality assets by a savings association from an affiliate is not permitted. Each loan or extension of credit to an affiliate by a savings association must be secured by collateral with a market value ranging from 100% to 130% (depending on the type of collateral) of the amount of credit extended. Notwithstanding the foregoing, a savings association is not permitted to make a loan or extension of credit to any affiliate unless the affiliate is engaged only in activities that the Federal Reserve Board has determined to be permissible for bank holding companies. Savings associations also are prohibited from purchasing or investing in securities issued by an affiliate, other than shares of a subsidiary. Covered transactions between a savings association and an affiliate, and certain other transactions with or benefiting an affiliate, must be on terms and conditions at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. This arm's-length requirement applies to all covered transactions, as well as to (a) the sale of securities or other assets to an affiliate, (b) the payment of money or the furnishing of services to an affiliate, (c) any transaction in which an affiliate acts as agent or broker or receives a fee for its services to the savings association or to any other person, or (d) any transaction or series of transactions with a third party if any affiliate has a financial interest in the third party or is a participant in the transaction or series of transactions.

                  CERTAIN UNITED STATES TAX CONSEQUENCES

                   TO NON-U.S. HOLDERS OF COMMON STOCK

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a person that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or an estate or trust, in each case not subject to United States federal income tax on a net income basis in respect of income or gain from the Common Stock (a "non-U.S. holder"). This discussion does not consider the specific facts and circumstances that may be relevant to particular holders and does not address the treatment of non-U.S. holders of Common Stock under the laws of any state, local or foreign taxing jurisdiction. Further, the discussion is based on provisions of the Code, Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis. Each prospective holder is urged to consult a tax advisor with respect to the United States federal tax consequences of acquiring, holding and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

DIVIDENDS

  Dividends paid to a non-U.S. holder of Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business within the United States (and are attributable to a United States permanent establishment of such holder, if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to United States income tax on a net income basis in respect of such dividends). Such "effectively connected" dividends are subject to tax at rates applicable to United States citizens, resident aliens and domestic United States corporations, and are not generally subject to withholding. Any such effectively connected dividends received by a non-United States corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Under current United States Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under United States Treasury regulations that are proposed to be effective for distributions after 1997 (the "Proposed Regulations"), however, a non-U.S. holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification requirements. In addition, under the Proposed Regulations, in the case of Common Stock held by a foreign partnership, (x) the certification requirement would generally be applied to the partners of the partnership and
(y) the partnership would be required to provide certain information, including a United States taxpayer identification number. The Proposed Regulations also provide look-through rules for tiered partnerships. It is not certain whether, or in what form, the Proposed Regulations will be adopted as final regulations.

  A non-U.S. holder of Common Stock that is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

  A non-U.S. holder generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of Common Stock except in the following circumstances: (i) the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States; (ii) in the case of a non-U.S. holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or (iii) the Company is or has been a "United States real property holding corporation" for federal income tax purposes and the non-U.S. holder held, directly or indirectly at any time during the five-year period ending on the date of disposition, more than 5% of the Common Stock (and is not eligible for any treaty exemption). Effectively connected gains realized by a corporate non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  The Company has not been, is not, and does not currently anticipate becoming a "United States real property holding corporation" for federal income tax purposes.

FEDERAL ESTATE TAXES

  Common Stock held by a non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  Under current law, United States information reporting requirements (other than reporting of dividend payments for purposes of the withholding tax noted above) and backup withholding tax generally will not apply to dividends paid to non-U.S. holders that are either subject to the 30% withholding discussed above or that are not so subject because an applicable tax treaty reduces such withholding. Otherwise, backup withholding of United States federal income tax at a rate of 31% may apply to dividends paid with respect to Common Stock to holders that are not "exempt recipients" and that fail to provide certain information (including the holder's United States taxpayer identification number). Generally, unless the payor of dividends has definite knowledge that the payee is a United States person, the payor may treat dividend payments to a payee with a foreign address as exempt from information reporting and backup withholding. However, under the Proposed Regulations, dividend payments generally will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied. See the discussion above with respect to the rules applicable to foreign partnerships under the Proposed Regulations.

  In general, United States information reporting and backup withholding requirements also will not apply to a payment made outside the United States of the proceeds of a sale of Common Stock through an office outside the United States of a non-United States broker. However, United States information reporting (but not backup withholding) requirements will apply to a payment made outside the United States of the proceeds of a sale of Common Stock through an office outside the United States of a broker that is a United States person, that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or that is a "controlled foreign corporation" as to the United States, unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-United States person or the holder or beneficial owner otherwise establishes an exemption. Payment of the proceeds of the sale of Common Stock to or through a United States office of a broker is currently subject to both United States backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

  A non-United States holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the IRS.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Selling Stockholder has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as Representative (the "Representative"), has severally agreed to purchase the number of shares of Common Stock set forth opposite its name below. The Underwriters are committed to purchase all of such shares if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Underwriting Agreement.

                                                                      NUMBER OF
            UNDERWRITERS                                               SHARES
            ------------                                              ---------
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated.............................................
                                                                      ---------
        Total........................................................ 8,407,500
                                                                      =========

  The Representative has advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of   per share. The
Underwriters may allow, and such dealers may reallow, a discount not in excess
of   per share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  Each of the Company and the Selling Stockholder has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company has agreed that it will not, with certain exceptions, offer, sell or otherwise dispose of any shares of Common Stock for a period of 45 days from the date of this Prospectus without the prior written consent of the Underwriters. This prohibition will not affect shares of Common Stock issued by the Company pursuant to employee or director benefit plans, any dividend reinvestment plan, an acquisition, or the conversion or exercise of securities convertible into or exercisable for Common Stock.

  Merrill Lynch, Pierce, Fenner & Smith Incorporated renders various financial advisory services to Dime from time to time.

                           VALIDITY OF COMMON STOCK

  The validity of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Sullivan & Cromwell, New York, New York, and for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

  The consolidated financial statements of the Company incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UN-DER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AU-THORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUAL-IFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Map......................................................................   2
Available Information....................................................   3
Incorporation of Certain Documents by Reference..........................   3
Summary..................................................................   5
Investment Considerations................................................  11
Use of Proceeds..........................................................  15
Selling Stockholder......................................................  15
Price Range of Common Stock and Dividends................................  16
Description of Capital Stock.............................................  17
Certain United States Tax Consequences to Non-U.S. Holders of Common
 Stock...................................................................  26
Underwriting.............................................................  28
Validity of Common Stock.................................................  28
Experts..................................................................  28

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               8,407,500 SHARES

                                    [LOGO]

                              DIME BANCORP, INC.

                                 COMMON STOCK

                               ----------------
                                  PROSPECTUS
                               ----------------

                              MERRILL LYNCH & CO.

                               DATED      , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting or agents' compensation, are estimated to be as follows:

   SEC Filing Fee for Registration Statement....................... $ 34,789.66
   NASD Filing Fee.................................................   10,589.00
   Legal Fees and Expenses.........................................  175,000.00
   Accounting Fees and Expenses....................................   25,000.00
   Transfer Agent and Registrar Fees and Expenses..................    1,000.00
   Blue Sky Fees and Expenses......................................   10,000.00
   New York Stock Exchange Listing Fee.............................   59,726.00
   Printing and Engraving Fees.....................................   35,000.00
   Miscellaneous...................................................   10,000.00
                                                                    -----------
     Total......................................................... $361,104.66
                                                                    ===========

  The foregoing expenses are payable or, to the extent incurred by the Federal Deposit Insurance Corporation (the "FDIC") as manager of the FSLIC Resolution Fund, reimbursable by Dime Bancorp, Inc. (the "Company").

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law contains detailed provisions for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation.

  The Restated Certificate of Incorporation, as amended, of the Company and its directors' and officers' liability insurance policy provide for indemnification of the directors and officers of the Registrant against certain liabilities. Reference is made to the text under the heading "Description of Capital Stock--Certain Other Provisions--Limitation of Liability and Indemnification of Directors and Officers" in the accompanying Prospectus.

  Reference is made to the form of Purchase Agreement filed as Exhibit 1 hereto for a description of certain other indemnification arrangements relating to this offering.

ITEM 16. EXHIBITS.

 EXHIBIT NO. DESCRIPTION OF EXHIBIT
 ----------- ----------------------
     1       Form of Purchase Agreement
     4(a)    Restated Certificate of Incorporation of the Company
     4(b)    Amendment to Certificate of Incorporation, dated June 14, 1995
     4(c)    By-laws of the Company
     4(d)    Form of Common Stock certificate
     4(e)    Stockholder Protection Rights Agreement, dated as of October 20,
             1995, between the Company and The First National Bank of Boston, as Rights Agent
     5       Opinion of Sullivan & Cromwell
    23(a)    Consent of Sullivan & Cromwell (included in the opinion designated as Exhibit 5)
    23(b)    Consent of KPMG Peat Marwick LLP
    24       Powers of Attorney
    99(a)    Warrant, dated as of July 9, 1993, between the Company (as successor to Anchor Bancorp, Inc.) and the FDIC

ITEM 17. UNDERTAKINGS.

  (a) The undersigned registrant hereby undertakes:

    (1) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) The undersigned Registrant hereby undertakes:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  (e) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to Securityholders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, AS OF THE 16TH DAY OF MAY, 1996.

                                          Dime Bancorp, Inc.

                                               /s/  James M. Large, Jr.
                                          By___________________________________
                                                   (JAMES M. LARGE, JR.)
                                               (CHAIRMAN OF THE BOARD, CHIEF
                                                         EXECUTIVE
                                                   OFFICER AND DIRECTOR)

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED AS OF MAY 16, 1996.

              SIGNATURE                                 TITLE


                                       Chairman of the Board, Chief Executive
     /s/  James M. Large, Jr.           Officer and a Director (Principal
_____________________________________   Executive Officer)
         (JAMES M. LARGE, JR.)

                   *                   President, Chief Operating Officer and
_____________________________________   a Director
          (LAWRENCE J. TOAL)

                   *                   Senior Vice President and Controller
_____________________________________   (Principal Financial and Accounting
         (HAROLD E. REYNOLDS)           Officer)

                   *                   A Director
_____________________________________
          (DERRICK D. CEPHAS)

                   *                   A Director
_____________________________________
          (FREDERICK C. CHEN)

                   *                   A Director
_____________________________________
        (J. BARCLAY COLLINS II)

                   *                   A Director
_____________________________________
        (RICHARD W. DALRYMPLE)

                   *                   A Director
_____________________________________
         (E. CHARLOTTE FANTA)

              SIGNATURE                                  TITLE


                   *                    A Director
_____________________________________
           (JAMES F. FULTON)

                   *                    A Director
_____________________________________
          (MURRAY HANDWERKER)

                   *                    A Director
_____________________________________
          (VIRGINIA M. KOPP)

                   *                    A Director
_____________________________________
            (JOHN MORNING)

                   *                    A Director
_____________________________________
      (MARGARET G. OSMER-MCQUADE)

                   *                    A Director
_____________________________________
       (SALLY HERNANDEZ PINERO)

                   *                    A Director
_____________________________________
         (DR. PAUL A. QUALBEN)

                   *                    A Director
_____________________________________
        (EUGENE G. SCHULZ, JR.)

                   *                    A Director
_____________________________________
            (HOWARD SMITH)

                   *                    A Director
_____________________________________
         (DR. NORMAN R. SMITH)

                   *                    A Director
_____________________________________
            (IRA T. WENDER)

     /s/  James M. Large, Jr.
*By _________________________________
         (JAMES M. LARGE, JR.)
           ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
 NUMBER                        DESCRIPTION                             PAGE
 -------                       -----------                         ------------
   1     --Form of Purchase Agreement...........................
   4(a)  --Restated Certificate of Incorporation of Dime
          Bancorp, Inc. (the "Company"), incorporated by
          reference to Appendix A to the Joint Proxy Statement-
          Prospectus filed under cover of the Company's
          Registration Statement on Form S-4 (No. 33-86002).....        **
   4(b)  --Amendment to Certificate of Incorporation, dated June
          14, 1995, incorporated by reference to Exhibit 3(ii)
          to the Company's Annual Report on Form 10-K for the
          fiscal year ended December 31, 1995...................        **
   4(c)  --By-laws of the Company, incorporated by reference to
          Exhibit 3.2 to the Company's Registration Statement on
          Form S-4 (No. 33-86002)...............................        **
   4(d)  --Form of Common Stock certificate, incorporated by
          reference to Exhibit 5 to the Company's Registration
          Statement on Form 8-A filed January 10, 1995..........        **
   4(e)  --Stockholder Protection Rights Agreement, dated as of
          October 20, 1995, between the Company and The First
          National Bank of Boston, as Rights Agent, incorporated
          by reference to Exhibit (1) to the Company's
          Registration Statement on Form 8-A filed November 3,
          1995..................................................        **
   5     --Opinion of Sullivan & Cromwell.......................
  23(a)  --Consent of Sullivan & Cromwell (included in the
          opinion designated as Exhibit 5)......................
  23(b)  --Consent of KPMG Peat Marwick LLP.....................
  24     --Powers of Attorney...................................         *
  99(a)  --Warrant, dated as of July 9, 1993, between the
          Company (as successor to Anchor Bancorp, Inc.) and the
          Federal Deposit Insurance Corporation.................         *

- --------

 * Previously Filed.
** Incorporated by reference.